Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

March 17, 2017

Via EDGAR

Trace W. Rakestraw

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Main Street Capital Corporation — Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-203147) Filed March 17, 2017

Dear Mr. Rakestraw:

On behalf of Main Street Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 9 to the registration statement on Form N-2, filed with the Commission on March 17, 2017 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in post-effective amendment no. 4 to the registration statement on Form N-2 filed with the Commission on May 16, 2016 (File No. 333-203147) (“Amendment No. 4”), and declared effective on May 16, 2016, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 4 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2016, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Adam Park at (202) 383-0937, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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